United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

June 2025

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Corporate Policy

Subject: Conflicts of Interest Management.
Identification: POL-0048-G / Version: 00.	Cluster: Corporate.
Resolution: DCA – XXX/2025.	Use: Public.
Responsible: Audit and Compliance Department and Corporate Governance Office.	Issued on: 06/26/2025. Revision by: 06/26/2030.

1.	Goal

Establish guidelines for the conduct of Employees, Key Management Personnel of Vale S.A. ("Vale" or "Company") and any other who is in a situation of Conflicts of Interest, reinforcing the culture of integrity, in line with Vale's Code of Conduct and applicable legislation.

2.	Scope

This Policy applies to Vale S.A. and its controlled companies[3], in Brazil and in other countries, and to all Employees, Leaders and members of Key Management Personnel, always in compliance with the Bylaws, constitutional documents and applicable laws. The adoption of this policy is encouraged in the other entities in which Vale has a shareholding.

3.	References

•  Vale's Bylaws.

•	POL-0001-G - Code of Conduct.
•	POL-0016-G – Anti-Corruption Policy.
•	POL-0017-G - Related Parties Transactions Policy
•	POL-0025-G - Sanctions and Export Controls Policy
•	POL-0041-G - Misconduct Management Policy
•	POL-0043-G - Vale Group Business and Entity Management Policy
•	Principles of Conduct for Third Parties.

4.	Definitions

•	Conflict of Interest: Occurs when someone is not independent in relation to the matter under discussion and can influence or make decisions motivated by interests different from those of Vale, regardless of whether the Company benefits or harms itself.
•	Potential Conflict of Interest: Potential situation in which someone may not be independent in relation to the matter under discussion and may influence or make decisions motivated by interests other than those of Vale, regardless of whether the Company benefits or harms itself.
•	Customers: Any customer, including its intermediaries, of products or services of Vale or its subsidiaries or controlled companies.
•	Competitor or Competitor: Any individual and/or legal entity that supplies (or is capable of providing) the same products or substitute products to those sold by Vale. Companies that do not develop the same productive activity but compete in the market for the acquisition of the same goods or services, as well as to hire or retain the same professionals, can also be considered Competitors.
•	Employees: Any employee, permanent or temporary, interns, apprentices and/or trainees.
•	Close Family Members: These are those family members who are expected to influence or be influenced by a person. For the purposes of this Policy, the following are considered relatives: spouse, partner, child, stepchild and dependents of the person, their spouse or partner.
•	Suppliers: Any supplier of goods and/or services, including consultants, agents, commercial representatives, political advisors, brokers, intermediaries, among others.
•	Government Official: This refers not just to an elected person; it also includes: (a) any official, public servant, employee or representative of a government, state-owned or mixed-capital company, or any person performing a governmental function on behalf of these entities; (b) a member of an assembly or committee, or employee acting in an official capacity, according to applicable laws and regulations, to assist in the performance of governmental

1 The definition of "Controlled Companies" is established in the Vale Group Business and Entity Management Policy (POL-0043-G).

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functions, including modifying or drafting laws or regulations; (c) any elected or appointed employee of the Legislative, Executive or Judiciary Branch; (d) an officer or employee of a government agency or regulatory authority; (e) a leader or person who holds a position in a political party or who is a candidate for political office; (f) an individual who holds any official, ceremonial or other office appointed or inherited from a government or any of its agencies; (g) officers or employees of public international organizations (such as the United Nations, World Bank, or International Monetary Fund); (h) a person who is, or identifies as, an intermediary acting on behalf of a government official; (i) a person who, although not a public official, should be treated as a public official, as determined by applicable law; (j) a person who, although temporarily or on an unpaid basis, holds a governmental position, job, or function.

•	Leaders: Employees occupying leadership positions, such as Supervisors, Coordinators, Managers, General Managers, Directors.
•	Close People: Those with whom bonds, affective relationships or habitual coexistence are maintained, by a bond of love or friendship, in which there may be a conflicting interest.
•	Key Management Personnel: For the purposes of this Policy, the members of the Board of Directors, the Executive Committee, the Advisory Committees to the Board of Directors, the Fiscal Council, the executives who report directly to Vale's Board of Directors and the non-statutory Executive Vice Presidents who report directly to the President.
•	Third Parties: Any individual, company or entity with which Vale deals, including Suppliers, Customers, business partners and beneficiaries of External Expenditures[4].

5.	General Guidelines

Conflicts of Interest, as set forth in the definitions of this Policy, occur when a person has interests that may interfere with judgment or decision-making, either acting for their own benefit or to benefit Close Family Members, Close Persons, shareholders, Government Officials or Third Parties, regardless of whether Vale benefits or harms itself.

Vale's Employees, members of Key Management Personnel and shareholders must act with integrity and transparency in the event of a Conflict of Interest or a Potential Conflict of Interest, reporting the situation in accordance with the guidelines in item 6 of this Policy[5].

6.	Declaration and Handling of Conflicts of Interest

All Conflicts of Interest and Potential Conflicts of Interest must be stated in a transparent and objective manner. The information declared by Vale's Employees, members of Key Management Personnel and shareholders must always be used for the purposes set forth in this Policy.

6.1 - Conflicts of Interest involving Employees:

•	During the recruitment and selection process of Employees, candidates must fill out a Registration Form, which includes questions about connections with Vale and Government Officials. When a connection is declared, the situation should be assessed by the Contracting Leader and, if it involves a Government Official, by the Audit and Compliance Department.
•	Any Employee who is faced with a Conflict of Interest or a Potential Conflict of Interest at any time must report the situation immediately to his or her immediate manager, complete the Conflict of Interest Declaration Form and, if applicable, immediately withdraw from the situation.
•	The immediate manager is responsible for evaluating and establishing an action plan to properly address all Conflicts of Interest or Potential Conflicts of Interest, as stated, except those involving Government Officials.
•	Conflicts of Interest and Potential Conflicts of Interest involving Government Officials should be assessed and addressed by the Audit and Compliance Department. In the event that the Conflict of Interest violates applicable laws, the Audit and Compliance Department will share the situation with the Executive Vice President General Counsel for evaluation and determination of the necessary actions.

1 The definition of "External Expenditures" is established in the Socio-Environmental and Institutional External Expenditure Policy, "POL-0024-G".

2 The guidelines of this policy do not replace the laws and regulations to which the company and its representatives are subject.

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•	The immediate manager or the Audit and Compliance Department, if the statement involves a Government Official, must establish an action plan for eliminating or mitigating the Conflict of Interest, in addition to documenting and communicating the decision and its reasoning to the Employee.

6.2 - Conflicts of Interest involving Key Management Personnel:

•	The members of the Key Management Personnel must complete the Questionnaire for the Identification of Potential Conflicts of Interest of the Key Management Personnel (Appendix I) at the time of taking office or establishing an employment relationship. This questionnaire must be updated annually.
•	The Executive Vice Presidency General Counsel and the Corporate Governance Office must maintain an updated database of Potential Conflicts of Interest declared by members of Key Management Personnel. This basis will be consulted whenever necessary to prevent situations of Conflict of Interest in the Company's resolutions.
•	As soon as a Potential Conflict of Interest is identified in relation to a specific topic, the member of Key Management Personnel involved should not receive any document or information on the matter and should even physically withdraw from the discussions, without neglecting their legal duties. Notwithstanding, in case a member of the Key Management Personnel understands and justifies, in writing, that he/she is not conflicted in respect of a specific matter, the documents or information relating to the matter will be made available to such member, who will participate, including physically, of the discussions, and his/her vote will be recorded in the minutes. The formal justification presented by the member of the Key Management Personnel will be filed at the Company's headquarters.
•	Any member of Key Management Personnel who is faced with a Conflict of Interest, at any time, must immediately manifest and declare themself impeded and withdraw from the discussions. If they don't, someone else can point out the situation. The manifestation and the declared impediment must be justified and recorded in the minutes of the meeting of the Company's governance bodies or, when applicable, by other means.
•	The Audit and Compliance Department should be notified of any statement of Potential Conflict of Interest or Conflict of Interest involving Government Officials.
•	If requested by the President or Coordinator of the Collegiate, the member of the Key Management Personnel in a situation of Conflict of Interest may provide information on the object of the deliberation and then must be absent from the meeting so that the discussion and deliberation of the matter can take place without his presence.
•	The President or the Coordinator of the Collegiate will ensure compliance with the above procedures.
•	The rules set forth in this Policy do not remove the obligation of each member of Key Management Personnel to comply with them in full, including those arising from relationships with persons not previously informed through the Questionnaire for the Identification of Potential Conflicts of Interest of Key Management Personnel (Appendix I) and/or its updates and situations involving new situations of Potential Conflict of Interest and Conflicts of Interest not reported.

6.3 - Conflicts of Interest involving shareholders at the Shareholders' Meeting:

•	Any shareholder or shareholder's representative who is in a situation of Conflict of Interest must immediately manifest himself, declare themselves impeded and withdraw from the discussions. If they don't, someone else can point out the situation. The manifestation and the declared impediment must be justified and recorded in the minutes of the General Meeting.
•	If a Conflict of Interest is declared in relation to a specific topic, the shareholder or representative of Vale's shareholder who declares a conflict will only have access to the documents or information on the matter disclosed to the market, under the terms of the legislation in force, and must withdraw, including physically, from the discussions at the General Meeting, without neglecting his legal duties.
•	If requested by the Chairman of the Meeting, the shareholders or representatives of the shareholders in a situation of Conflict of Interest may provide information on the object of the resolution and then must be absent from the meeting so that the discussion and deliberation of the matter can take place without their presence.

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•	The Chairman of the Board shall ensure compliance with the above procedures.
7.	Responsibilities

Board of Directors:

•	To approve this Policy and its amendments, at the proposal of the Executive Committee.
•	Ensure compliance with the principles of this Policy within the scope of its meetings and in the performance of its members.

Audit and Risks Committee:

•	Advise the Board of Directors on all matters arising from this Policy, in accordance with its Internal Regulations.

Key Management Personnel:

•	At the time of taking office or entering into an employment relationship, as the case may be, complete and correctly fill out the Questionnaire for the Identification of Potential Conflicts of Interest of Key Management Personnel (Exhibit I), under the terms of this Policy and any other regulations of Vale, sending them to the Executive Vice Presidency General Counsel or to the Corporate Governance Office, as the case may be.

•	Update the Questionnaire for the Identification of Potential Conflicts of Interest of Key Management Personnel (Appendix I) and send it to the Executive Vice Presidency General Counsel or to the Corporate Governance Office, as the case may be:

•	Within 15 calendar days from the occurrence of any updates or any changes in their respective Questionnaire;

•	Within 15 calendar days after the request of the Executive Vice Presidency General Counsel or the Corporate Governance Office or the Executive Vice President of People, as the case may be.

•	Manifest themselves immediately if they identify any Potential Conflict of Interest that has not been declared at the time of its hiring or appointment, as the case may be, and update the Questionnaire available in Appendix I of this Policy.

Executive Committee:

•	Evaluate and propose to the Board of Directors this Policy and any changes thereto.

•	Ensure compliance with the principles of this Policy within the scope of its meetings and in the performance of its members.

Executive Vice President of Finance and Investor Relations:

•	Evaluate this Policy and any need for adjustment.

•	Monitor the execution of the training plan on this Policy, reporting its results to the Executive Committee and the Audit and Compliance Department, at least annually.

Executive Vice President General Counsel:

•        Annually, after the first investiture with the Company or the execution of an employment relationship, request the completion and signature of the Questionnaire for the Identification of Potential Conflicts of Interest of the members of the Executive Committee and the non-statutory Executive Vice Presidents who report directly to the CEO. (Appendix I), respectively.

•	Maintain an up-to-date database of information on Potential Conflicts of Interest submitted by members of the Executive Committee and by non-statutory Executive Vice Presidents who report directly to the President.
•	Ensure compliance with the principles of this Policy within the scope of the meetings of the Executive Committee.
•	Provide guidance on the legal aspects applicable to the matters addressed in this Policy.

•	Support the Audit and Compliance Department in the evaluation of situations involving Government Officials from the perspective of the applicable legislation.
•	Evaluate this Policy and any proposed changes.

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Corporate Governance Office:

•	Evaluate this Policy and any need for adjustment.

•	Monitor the deadlines and needs for revision of this Policy, ensuring the timeliness of the processes and procedures between the Executive Committee, the relevant Advisory Committees and the Board of Directors.

•	At the time of the first investiture with the Company or the execution of an employment relationship of a member of the Key Management Personnel, request this public, with the exception of the members of the Executive Committee and the non-statutory Executive Vice-Presidents who report directly to the CEO, to complete and sign the Questionnaire for the Identification of Potential Conflicts of Interest of Key Management Personnel (Appendix I), and consolidate them in an Information Base within 30 days from the date of receipt of the information.

•	Annually, after taking office with the Company or entering into an employment relationship, request the Key Management Personnel, except for the Executive Committee and the non-statutory Executive Vice Presidents who report directly to the CEO, to update the Questionnaire for the Identification of Potential Conflicts of Interest of Key Management Personnel (Appendix I).
•	Maintain an updated database with information on Potential Conflicts of Interest presented by members of the Board of Directors, the Advisory Committees to the Board of Directors and the Fiscal Council.
•	Ensure compliance with the principles of this Policy within the scope of the meetings of the Board of Directors, the Advisory Committees to the Board of Directors and the Fiscal Council.

Executive Vice President of People:

•	Support Leaders, when required, in the assessment of Potential Conflicts of Interest and Conflicts of Interest declared by Employees.

•	To ensure that candidates declare Potential Conflicts of Interest during the recruitment process.

•	Obtain approval from the Audit and Compliance Department to hire any candidates who declare a Potential Conflict of Interest involving a Government Official.
•	At the time of the first investiture with the Company of the members of the Executive Committee, request the completion and signature of the Questionnaire for the Identification of Potential Conflicts of Interest of Key Management Personnel (Exhibit I).
•	At the time of entering into the employment relationship of non-statutory Executive Vice-Presidents who report directly to the President, request this public to complete and sign the Questionnaire for the Identification of Potential Conflicts of Interest of Key Management Personnel (Appendix I).
•	Forward the Questionnaires for the Identification of Potential Conflicts of Interest of Key Management Personnel (Appendix I) completed and signed above to the Executive Vice-Presidency General Counsel for the measures established in this Policy.

Audit and Compliance Department:

•	Evaluate the effectiveness of training related to this Policy, as well as its compliance.

•	Properly evaluate and address Conflicts of Interest involving Government Officials.

•	Involve, when necessary, the Executive Vice Presidency General Counsel, in situations involving Government Officials and that violate applicable laws.

•	Establish an action plan to appropriately address Conflicts of Interest involving Government Officials, including documenting it and communicating the decision and its reasons to the Employee and the immediate manager, as applicable.

•	Monitor compliance with action plans, including those involving Government Officials.

•	Guide the Leadership in the Conflict of Interest management process, when necessary and/or requested.

Leaders:

•	Evaluate and address Potential Conflicts of Interest and Conflicts of Interest declared by their subordinates in accordance with the guidelines of this Policy.

All of Vale's Areas:

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•	Comply with and observe the rules set forth in this Policy and in the applicable legislation regarding Conflict of Interest.

8.	Disclosure and Dissemination

This Policy will be filed and published by the Executive Vice Presidency of Finance and Investor Relations, in Vale's official repositories in service to the internal and external public, as applicable.

The Audit and Compliance Department shall develop, through Vale's Ethics & Compliance Program, training plans for the dissemination of this Policy.

9.	Policy Review Deadline
•	This Policy shall be reviewed periodically, at least one (1) time every five (5) years or on demand.

10.	Consequence Management
•	Vale's Whistleblower Channel can be used by anyone, inside or outside the company, who wants to report a case of suspicion or violation of our Code of Conduct and the guidelines of this Policy.
•	Failure to comply with the rules of this Policy will be subject to the consequences provided for in the Misconduct Management Policy - POL-0041-G.

11.	Final Dispositions

•	In the event of any conflict between this Policy and Vale's Bylaws, the latter shall prevail and this Policy shall be amended to the extent necessary.

•	This Policy shall be effective on the date of its approval by the Board of Directors.

12.	Appendix
•	Appendix I - Questionnaire for the Identification of Potential Conflicts of Interest of Key Management Personnel.

13.	Approvals

Areas:	Description:
Audit and Compliance Department and Corporate Governance Office.	Elaboration
Controllership, Tax and Accounting Department.	Review/Recommendation
Executive Vice President General Counsel.	Review/Recommendation.
Audit and Risks Committee. Nomination and Governance Committee.	Review/Recommendation.
Executive Committee (DDE - /2025).	Approval / submission to the Board of Directors.
Board of Directors (DCA - /2025).	Approval.

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APPENDIX I

QUESTIONNAIRE FOR THE IDENTIFICATION OF POTENTIAL CONF CONFLICTS OF INTEREST OF KEY MANAGEMENT PERSONNEL

By this instrument, Mrs. [NAME], [NATIONALITY], [MARITAL STATUS], [PROFESSION], bearer of identity card No. [NUMBER] issued by [ISSUING AGENCY], registered in the Individual Taxpayer Registry of the Ministry of Economy (CPF) under No. [NUMBER], with business address at [FULL ADDRESS], hereinafter referred to simply as "Declarant", hereby declares that:

i.	holds the position of [POSITION]: (a) at Vale S.A., a publicly-held corporation, headquartered in the City of Rio de Janeiro, RJ, registered in the National Registry of Legal Entities of the Ministry of Economy (CNPJ) under No. 33.592.510/0001-54, hereinafter referred to simply as "Vale";
ii.	has read and fully understood the Conflict of Interest Prevention Policy ("Policy"), whose terms and definitions apply to this Questionnaire, being in full agreement with the procedures and guidelines set forth therein, committing to faithfully comply with them in all its activities, throughout the term of its contract, mandate or professional relationship with Vale and its Subsidiaries;
iii.	understands that, in accordance with the provisions of the Policy, it must inform Vale, observing the deadlines and procedures established in the Policy, of the information requested in this Questionnaire, and it is its responsibility to complete it completely and correctly, as well as to accurately identify the Close Members of its Family and their respective data, and the completion of this Questionnaire is a sufficient condition for the recognition that the Close Members of its Family have been informed about the completion of this Questionnaire;
iv.	understands that, when considering each of the possible relationships mentioned in this Questionnaire, you must consider the people with whom you maintain ties, affective relationships or habitual coexistence, whether by bond of love or friendship, and not only consider its legal form;
v.	is aware and agrees that Vale will conduct consultations and research in public media sources and declared relationships about him/her and his/her Close Family Members, including, but not limited to, the company(ies) in which he/she or his/her Close Family Members hold interest, to meet the objectives set forth in the Policy; and
vi.	acknowledges that the completion of this Questionnaire does not remove its obligation to fully comply with the provisions of the Conflict of Interest Prevention Policy regarding situations involving Potential Conflict of Interest and Conflict of Interest, even if arising from relationships with people not previously informed through this Questionnaire or its updates.
vii.	acknowledges that by forwarding this document without filling in any of the tables below, Vale will be interpreted as the lack of information to declare.

Close Family Members

•	Close members of a person's family are those family members who are expected to influence or be influenced by a person. For the purposes of this Policy, the following are considered relatives: spouse, partner, child, stepchild and dependents of the person, their spouse or partner.

Please list in the following table the Close Members of your Family, as shown below, who have a professional relationship with Vale or its Subsidiaries

Table 1
Name of Family Member	CPF or Passport number	Nature of the relationship	Vale/Cargo System Society

Failure to fill in the table above implies confirmation that no Family member has a professional relationship with Vale or Subsidiaries.

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Entities in which he currently holds other positions

Please list in the table below all the positions of member of the Board of Directors, the Executive Board, Advisory Committees and the Fiscal Council and other positions, currently held, in Brazil and abroad, in companies or entities, whether under public or private law, including the 3rd (third) sector.

Table 2
Entity Name	CNPJ or Equivalent	Position Held

C.                         Other situations that constitute Potential Conflicts of Interest

Please indicate other situations that you consider may constitute Potential Conflicts of Interest involving the Declarant, his/her Close Family Members or Close People, Third Parties and Competitors of Vale or Government Officials, as defined in this Policy. The Potential Conflict of Interest must be clearly and objectively indicated, with the name of the individual and/or entity related to the Potential Conflict of Interest. (Non-exhaustive examples: indicate if your close friend works in a Competitor; indicate if your brother/sister is a Government Official)

____________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________ ____________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________

Under penalty of violation of the terms of the Policy, the Declarant declares that the information presented by him/her in this Questionnaire fully and correctly represents all the data that is known to him/her and that there is no other relevant information to be communicated to Vale in relation to the matters addressed in the Policy.

Rio de Janeiro, [..] of [...] of 20 [...].

[NAME]

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: June 27, 2025		Director of Investor Relations